TRIDENT BANCSHARES, INC.
4151 Ashford Dunwoody Road, Suite 660
Atlanta, GA 30319
April 15, 2009
Via EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Trident Bancshares, Inc.
Registration Statement on Form S-1 (File No. 333-153313)
Dear Sir/Madame:
     Pursuant to Rule 477(a) and (c) under the Securities Act of 1933, as amended (the “Act”), Trident Bancshares, Inc., a Georgia corporation (the “Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement on Form S-1 (File No. 333-153313), the last amendment of which was filed on December 23, 2008 (the “Registration Statement”). No securities were sold in connection with the offering contemplated by the Registration Statement. The Company’s organizers have abandoned their effort to organize the proposed bank subsidiary and therefore the Company has terminated the offering.
     The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. If you have any questions or comments about the foregoing, please call Michael P. Marshall, Jr., Esq. of Miller & Martin LLP, the Company’s counsel, at (404) 962-6442.
Very truly yours,
/s/ Vir Nanda
Chairman
cc: Michael P. Marshall, Esq.